Exhibit 99.1

Top Ten Defense and Aviation Multinational Buys
Nano Dimension System for Additive
Manufacturing of Electronics

One of the world’s top ten largest defense and aerospace companies will leverage Nano Dimension’s additive manufacturing of electronics to accelerate development, speed prototyping, and lower risk to sensitive IP.

NESS ZIONA, Israel, April 2, 2019 – Nano Dimension, a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced that one of the top ten largest U.S.-based global defense and aviation providers has bought a DragonFly Pro 3D Printer. The DragonFly Pro, the only system of its type worldwide, additively manufactures electronics, allowing the user to achieve unparalleled rapid prototyping agility.

The sale marks yet another purchase of a Nano Dimension 3D printed electronics system in the U.S. defense sector, and is an important milestone in the company’s penetration of global defense and aviation markets.

The Nano Dimension DragonFly Pro 3D printer is transforming electronics development by empowering companies to take control of their entire development cycle. The system enables 3D-printing of functional electronics such as encapsulated sensors, conductive geometries, antennas, molded interconnect devices, printed circuit boards and other innovative circuitry.

Today’s sophisticated defense and aviation systems are comprised of thousands of electrical components. To keep tight development timetables on-track and move prototypes out of the laboratory and into the field, companies need fully-functional prototypes. Thus, in-house rapid prototyping of electronic circuits has become mission-critical. With 3D printing of electronics, security and aerospace R&D teams can streamline prototyping – reducing time to delivery from months to days. This lowers both R&D overhead and lead times, and enhances innovation and productivity as companies are able to test more and more cost-effectively.

The U.S.-based global defense and aviation provider plans to leverage its DragonFly Pro to produce functional electronic circuitry. Advancements in aerospace technology have increased demand for complex circuits not easily produced by conventional subtractive manufacturing. The DragonFly Pro enables the user to fit more features into each compact device – customizing functional parts, lightweighting, and reducing overall part-count to simplify assembly, reduce potential points of failure, and enhance reliability.

“Our disruptive technology, the first of its kind, enables defense and aviation companies to prototype their innovative products without sacrificing either convenience or security,” noted Amit Dror, CEO of Nano Dimension. “The ability to manufacture electronics in-house is especially appealing in the defense sector, where privacy and IP are crucially important.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products, and that the U.S.-based global defense and aviation provider plans to leverage its DragonFly Pro to produce functional electronic circuitry. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com